    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 2000.
                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                         TEXAS INSTRUMENTS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  DELAWARE                                        3600
(STATE OR OTHER JURISDICTION OF INCORPORATION  (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION
              OR ORGANIZATION)                                  CODE NO.)

                  DELAWARE                                      75-0289970
(STATE OR OTHER JURISDICTION OF INCORPORATION      (IRS EMPLOYER IDENTIFICATION NUMBER)
              OR ORGANIZATION)

                            ------------------------
                               12500 TI BOULEVARD
                                P.O. BOX 660199
                            DALLAS, TEXAS 75266-0199
                                 (972) 995-3773
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                      TEXAS INSTRUMENTS TUCSON CORPORATION
                   (FORMERLY KNOWN AS BURR-BROWN CORPORATION)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                        3674
      (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION
       INCORPORATION OR ORGANIZATION)                          CODE NO.)

                  DELAWARE                                     86-0445468
      (STATE OR OTHER JURISDICTION OF             (IRS EMPLOYER IDENTIFICATION NUMBER)
       INCORPORATION OR ORGANIZATION)

                          6730 SOUTH TUCSON BOULEVARD
                             TUCSON, ARIZONA 85706
                                 (520) 746-7365
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                      JOSEPH F. HUBACH                                                COPIES TO:
    SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL                            R. SCOTT COHEN
               TEXAS INSTRUMENTS INCORPORATED                                 WEIL, GOTSHAL & MANGES LLP
                     12500 TI BOULEVARD                                     100 CRESCENT COURT, SUITE 1300
                      P.O. BOX 660199                                            DALLAS, TEXAS 75201
                  DALLAS, TEXAS 75266-0199                                          (214) 746-7700
                       (972) 995-3773
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
         INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE     PROPOSED MAXIMUM OFFERING     PROPOSED MAXIMUM         AMOUNT OF
               REGISTERED                    REGISTERED           PRICE PER UNIT       AGGREGATE OFFERING PRICE  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
4 1/4% Convertible Subordinated Notes
  due 2007 of Texas Instruments Tucson
  Corporation...........................    $250,000,000               100%                  $250,000,000           $66,000(1)
---------------------------------------------------------------------------------------------------------------------------------
Guarantee by Texas Instruments
  Incorporated..........................         (2)                    (2)                       (2)                  (2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share,
  of Texas Instruments
  Incorporated(3).......................    5,624,784(4)                (5)                       (5)                  (5)
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL...........................
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement contains a combined prospectus that relates to $250,000,000 of TI Tucson's 4 1/4% Notes due 2007 previously registered on Registration Statement No. 333-37208 on Form S-3, as amended, previously filed by TI Tucson (formerly known as Burr-Brown Corporation) on May 16, 2000. A registration fee of $66,000 was previously paid with the prior Registration Statement.
(2) Texas Instruments has fully and unconditionally guaranteed the payment of the principal of, premium if any, and interest on the notes being registered hereby. Pursuant to Rule 457(n), no registration fee is required with respect to the guarantee.
(3) The Texas Instruments common stock being registered hereby includes associated rights to acquire Series B Participating Cumulative Preferred Stock of Texas Instruments.
(4) There are being registered hereunder 5,624,784 shares of Texas Instruments common stock required at the initial conversion price for conversion of the notes being registered hereunder, together with such additional indeterminate number of shares as may become issuable upon conversion by reason of adjustments in the conversion price.
(5) Pursuant to Rule 457(i), no registration fee is payable with respect to the Texas Instruments common stock underlying the notes since the Texas Instruments common stock will be issued for no separate consideration, but will be issued only upon the conversion of the notes at the initial conversion price of $44.45 per share, subject to adjustment in certain cases.
                            ------------------------
THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 25, 2000

                      TEXAS INSTRUMENTS TUCSON CORPORATION
                   (FORMERLY KNOWN AS BURR-BROWN CORPORATION)

                                  $250,000,000
                 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2007

             UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL,
                        PREMIUM, IF ANY, AND INTEREST BY
                         TEXAS INSTRUMENTS INCORPORATED
                            ------------------------
                         TEXAS INSTRUMENTS INCORPORATED

                        5,624,784 SHARES OF COMMON STOCK

     This prospectus relates to $250,000,000 million aggregate principal amount of 4 1/4% Convertible Subordinated Notes Due 2007 of Texas Instruments Tucson Corporation, a Delaware corporation formerly known as Burr-Brown Corporation and wholly-owned subsidiary of Texas Instruments Incorporated, a Delaware corporation, and the 5,624,784 shares of Texas Instruments common stock, par value $1.00 per share, issuable upon conversion of the notes.

     The notes were originally issued by Burr-Brown Corporation in a private placement in February 2000. Effective as of August 24, 2000, Burr-Brown merged with Burma Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Texas Instruments, with Burr-Brown surviving the merger under the terms of the Agreement and Plan of Merger, dated June 21, 2000, among Texas Instruments, Burma and Burr-Brown. Immediately following the merger, Burr-Brown changed its name to Texas Instruments Tucson Corporation. Texas Instruments Tucson Corporation is referred to in this prospectus as TI Tucson. In connection with the closing of the transactions contemplated by the merger agreement, Texas Instruments, TI Tucson and United States Trust Company of New York, as trustee, executed a supplemental indenture under which Texas Instruments agreed to fully and unconditionally guarantee the notes and to issue Texas Instruments common stock upon conversion of the notes.

     This prospectus will be used by selling securityholders to resell their notes and the Texas Instruments common stock issuable upon conversion of their notes.

     The notes are convertible prior to maturity into Texas Instruments common stock at an initial conversion price of $44.45 per share, subject to adjustment. TI Tucson will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2000. The notes will mature on February 15, 2007, unless earlier converted or redeemed.

     TI Tucson may redeem any or all of the notes on or after February 20, 2003. In addition, the holders may require TI Tucson to repurchase the notes upon a fundamental charge prior to February 15, 2007. The merger did not constitute a fundamental change.

     The notes are subordinated in right of payment to all of TI Tucson's senior indebtedness, and are subordinated by operation of law to all liabilities, including trade payables, of TI Tucson's subsidiaries. At August 24, 2000, TI Tucson had senior indebtedness outstanding in the principal amount of approximately $275 million, and TI Tucson together with its subsidiaries had approximately $50 million of other debt and liabilities outstanding.

     Texas Instruments' guarantee of the notes is subordinated to all senior indebtedness of Texas Instruments. At August 23, 2000, Texas Instruments had senior indebtedness outstanding in the principal amount of approximately $1,178 million, and Texas Instruments together with its subsidiaries had approximately $78 million of other debt and liabilities outstanding.

     The closing price of Texas Instruments common stock on the New York Stock Exchange on August 24, 2000 was $69.63 per share. Texas Instruments common stock is traded on the New York Stock Exchange under the symbol "TXN."

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   This prospectus is dated August 25, 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER TEXAS INSTRUMENTS NOR TI TUCSON HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER TEXAS INSTRUMENTS NOR TI TUCSON IS MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................   ii
Summary.....................................................    1
Risk Factors................................................    4
Use of Proceeds.............................................    7
Ratio of Earnings to Fixed Charges..........................    7
Description of Notes........................................    8
United States Federal Income Tax Considerations.............   17
Selling Securityholders.....................................   23
Plan of Distribution........................................   27
Legal Matters...............................................   29
Experts.....................................................   29

                      WHERE YOU CAN FIND MORE INFORMATION

     Texas Instruments files reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. Effective as of the closing of the merger, TI Tucson ceased to file reports under the Exchange Act. Texas Instruments will include TI Tucson condensed consolidating financial information in its Exchange Act reports for so long as the notes remain outstanding. Texas Instruments and TI Tucson have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the securities to be sold in this offering. You may read and copy all or any portion of the registration statement or any reports, proxy statements or other information at the following public reference facilities of the Commission:

  Washington, D.C.       New York, New York  Chicago, Illinois
  Judiciary Plaza        7 World Trade       500 West Madison Street
  450 Fifth Street,      Center              Suite 1400
  N.W.                   Suite 1300          Chicago, IL 60661-2511
  Room 1024              New York, NY 10048
  Washington, D.C.
  20549

     You can request copies of these documents upon payment of a duplicating fee by writing to the Public Reference Section of the Commission at 450 First Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Texas Instruments' and TI Tucson's reports, proxy statements and other information filed with the Commission, including the registration statement, are also available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows Texas Instruments and TI Tucson to "incorporate by reference" into this prospectus the information that they file with it, which means that they can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and is an important part of this prospectus. Information that Texas Instruments files later with the Commission will automatically update and supersede this information. Texas Instruments and TI Tucson have filed with the Commission and incorporate by reference the following documents:

     - Texas Instruments' Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as amended;

     - Texas Instruments' Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     - Texas Instruments' Current Reports on Form 8-K dated July 6, 2000;

     - Texas Instruments' 2000 Annual Meeting Definitive Proxy Statement on
       Schedule 14A;

     - Descriptions of Texas Instruments common stock and preferred share purchase rights contained in Texas Instruments' registration statements on Form 8-A (File No. 1-3761), and any amendments or reports filed for the purpose of updating those descriptions;

     - Texas Instruments Registration Statement on Form S-4, as amended (File No. 333-41030), including the merger proxy/prospectus of Texas Instruments and TI Tucson;

     - TI Tucson's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - TI Tucson's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2000 and July 1, 2000;

     - TI Tucson's 2000 Annual Meeting Definitive Proxy Statement on Schedule 14A; and

     - TI Tucson's Current Reports on Form 8-K dated February 25, 2000 and June 22, 2000.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of Texas Instruments' and TI Tucson's reports and documents.

     You may request free copies of these filings by writing or telephoning Texas Instruments at the following address:

                               Investor Relations
                         Texas Instruments Incorporated
                               12500 TI Boulevard
                                P.O. Box 660199
                            Dallas, Texas 75266-0199
                                 (972) 995-3773

     You should rely only on the information incorporated by reference or provided by this prospectus. Neither Texas Instruments nor TI Tucson has authorized anyone else to provide you with different information. Neither Texas Instruments nor TI Tucson is making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this document.

                            ------------------------

                                    SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in, this prospectus or incorporated by reference in this prospectus.

                               TEXAS INSTRUMENTS

     Texas Instruments is a global semiconductor company and the world's leading designer and supplier of digital signal processors and analog integrated circuits, the engines driving the digitalization of electronics. These two types of semiconductor products work together in digital electronic devices such as digital cellular phones. Analog technology converts analog signals like sound, light, temperature and pressure into the digital language of zeros and ones, which can then be processed in real-time by a digital signal processor. Analog integrated circuits also translate digital signals back to analog. Digital signal processors and analog integrated circuits enable a wide range of new products and features for Texas Instruments' more than 30,000 customers in commercial, industrial and consumer markets.

     Texas Instruments' principal offices are located at 12500 TI Boulevard, Dallas, Texas 75266-0199. Texas Instruments' telephone number is (972) 995-3773.

                                   TI TUCSON

     TI Tucson is a wholly-owned subsidiary of Texas Instruments. TI Tucson is a global leader in the development, manufacturing and marketing of high performance analog and mixed signal integrated circuits that detect, measure and control real world properties, such as temperature, pressure, speed, flow, humidity, sound and light. Through its proprietary design expertise and specialized application knowledge, TI Tucson delivers more than 1,400 innovative products to customers worldwide. TI Tucson's major customers are among the world's leading electronics manufacturers. TI Tucson targets high growth segments of the communications, consumer, computing and industrial markets.

     TI Tucson sells both standard linear integrated circuits (SLICs), which can be used as precision building blocks across many applications, as well as application specific standard products (ASSPs), which are targeted to the unique requirements of emerging, high volume applications.

     TI Tucson's principal offices are located at 6730 South Tucson Boulevard, Tucson, Arizona 85706. TI Tucson's telephone number is (520) 746-7365.

                                  THE OFFERING

SECURITIES OFFERED..................     $250,000,000 principal amount of 4 1/4%
                                         Convertible Subordinated Notes due
                                         2007.

INTEREST............................     4 1/4% per year on the principal
                                         amount, payable semi-annually in
                                         arrears in cash on February 15 and
                                         August 15 of each year, beginning
                                         August 15, 2000.

CONVERSION..........................     You may convert each note into Texas
                                         Instruments common stock at any time on
                                         or before February 15, 2007 at a
                                         conversion price of $44.45 per share,
                                         subject to adjustment if certain events
                                         affecting Texas Instruments common
                                         stock occur.

SUBORDINATION.......................     The notes will be subordinated to all
                                         of TI Tucson's existing and future
                                         senior indebtedness and are
                                         structurally subordinated to all debt
                                         and other liabilities of TI Tucson's
                                         subsidiaries. As of August 24, 2000, TI
                                         Tucson had approximately $275 million
                                         of senior indebtedness outstanding and
                                         TI Tucson together with its
                                         subsidiaries had an additional
                                         approximately $50 million of other debt
                                         and liabilities outstanding. Neither TI
                                         Tucson nor its subsidiaries are
                                         prohibited from incurring debt,
                                         including senior indebtedness, under
                                         the indenture.

OPTIONAL REDEMPTION.................     TI Tucson may redeem any or all of the
                                         notes on or after February 20, 2003, in
                                         whole or in part, at the redemption
                                         prices listed in this prospectus,
                                         together with accrued and unpaid
                                         interest to the date of redemption.

FUNDAMENTAL CHANGE..................     If a fundamental change (as described
                                         in this prospectus under "Description
                                         of Notes -- Redemption at Option of the
                                         Holder") occurs on or before February
                                         15, 2007, you may require TI Tucson to
                                         purchase all or part of your notes at a
                                         redemption price equal to 100% of the
                                         outstanding principal amount of the
                                         notes being redeemed, plus accrued and
                                         unpaid interest to (but excluding) the
                                         date of redemption.

GUARANTEE...........................     Texas Instruments has fully and
                                         unconditionally guaranteed payment of
                                         the principal, premium, if any, and
                                         interest of the notes. Texas
                                         Instruments' guarantee is subordinated
                                         to Texas Instruments' existing and
                                         future senior indebtedness. At August
                                         23, 2000, Texas Instruments had senior
                                         indebtedness outstanding in the
                                         principal amount of approximately
                                         $1,178 million, and Texas Instruments
                                         together with its subsidiaries had
                                         approximately $78 million of other debt
                                         and liabilities outstanding.

USE OF PROCEEDS.....................     Neither Texas Instruments nor TI Tucson
                                         will receive any of the proceeds from
                                         the sale by any selling security holder
                                         of the notes or the underlying Texas
                                         Instruments common stock.

NYSE SYMBOL (FOR THE TEXAS
INSTRUMENTS COMMON STOCK)...........     TXN

                                  RISK FACTORS

     You should read the following risk factors in conjunction with discussions of factors discussed elsewhere in this prospectus and in materials incorporated by reference in this prospectus. These risk factors are intended to highlight certain issues that may affect the financial condition and results of operations of Texas Instruments and TI Tucson and are not meant to be an exhaustive discussion of risks that apply to companies with broad international operations, such as Texas Instruments and TI Tucson. Like other businesses, Texas Instruments and TI Tucson are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and performance of Texas Instruments and TI Tucson or their customers. Similarly, the price of Texas Instruments' and TI Tucson's securities is subject to volatility due to fluctuations in general market conditions, differences in Texas Instruments' and TI Tucson's results of operations from estimates and projections generated by the investment community and other factors beyond Texas Instruments' and TI Tucson's control.

     A WEAKENING IN THE SEMICONDUCTOR MARKET MAY ADVERSELY AFFECT TEXAS INSTRUMENTS' AND TI TUCSON'S PERFORMANCE.

     The semiconductor business represents Texas Instruments' and TI Tucson's largest business segments and the principal source of their revenues. The semiconductor market has historically been cyclical and subject to significant economic downturns. A significant weakening in the semiconductor market may adversely affect Texas Instruments' and TI Tucson's results of operations and have an adverse effect on the market price of Texas Instruments' and TI Tucson's securities.

     THE TECHNOLOGY INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE THAT REQUIRES TEXAS INSTRUMENTS AND TI TUCSON TO DEVELOP NEW TECHNOLOGIES AND PRODUCTS.

     Texas Instruments' and TI Tucson's results of operations depend in part upon their ability to successfully develop and market innovative products in a rapidly changing technological environment. Texas Instruments and TI Tucson require significant capital to develop new technologies and products to meet changing customer demands that, in turn, may result in shortened product lifecycles. Moreover, expenditures for technology and product development are generally made before the commercial viability for such developments can be assured. As a result, there can be no assurance that Texas Instruments and TI Tucson will successfully develop and market these new products, that the products Texas Instruments and TI Tucson do develop and market will be well received by customers or that Texas Instruments and TI Tucson will realize a return on the capital expended to develop such products.

     TEXAS INSTRUMENTS AND TI TUCSON FACE SUBSTANTIAL COMPETITION THAT REQUIRES THE COMPANIES TO RESPOND RAPIDLY TO PRODUCT DEVELOPMENT AND PRICING PRESSURES.

     Texas Instruments and TI Tucson face intense technological and pricing competition in the markets in which they operate. Texas Instruments and TI Tucson expect that the level of this competition will increase in the future from large, established semiconductor and related product companies, as well as from emerging companies serving niche markets also served by Texas Instruments and TI Tucson. Some of Texas Instruments' and TI Tucson's competitors possess sufficient financial, technical and management resources to develop and market products that may compete favorably against those products of Texas Instruments and TI Tucson that currently offer technological and/or price advantages over competitive products. Competition results in price and product development pressures, which may result in reduced profit margins and lost business opportunities in the event that Texas Instruments and TI Tucson are unable to match price declines or technological, product, applications support, software or manufacturing advances of their competitors.

     TEXAS INSTRUMENTS' AND TI TUCSON'S PERFORMANCE DEPENDS UPON THEIR ABILITY TO ENFORCE INTELLECTUAL PROPERTY RIGHTS AND TO DEVELOP OR LICENSE NEW INTELLECTUAL PROPERTY.

     Texas Instruments benefits from royalties generated from various Texas Instruments license agreements that will be in effect through the year 2005. Future royalty revenue and access to world-wide markets depends on the continued strength of Texas Instruments' intellectual property portfolio. Texas Instruments and TI Tucson actively enforce and protect their intellectual property rights, but there can be no assurance that

Texas Instruments' and TI Tucson's efforts will be adequate to prevent the misappropriation or improper use of the protected technology. Moreover, there can be no assurance that, as Texas Instruments' and TI Tucson's businesses expand into new areas, Texas Instruments and TI Tucson will be able to independently develop the technology, software or know-how necessary to conduct their businesses. Texas Instruments and TI Tucson may have to rely increasingly on licensed technology from others. To the extent that Texas Instruments and TI Tucson rely on licenses from others, there can be no assurance that they will be able to obtain all of the licenses they desire in the future on terms they consider reasonable or at all.

     A DECLINE IN DEMAND IN CERTAIN END-USER MARKETS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE DEMAND FOR TEXAS INSTRUMENTS' AND TI TUCSON'S PRODUCTS AND RESULTS OF OPERATIONS.

     Texas Instruments' and TI Tucson's customer base includes companies in a wide range of industries, but Texas Instruments and TI Tucson generate a significant amount of revenues from sales to customers in the telecommunications and computer-related industries. Within these industries, a large portion of Texas Instruments' and TI Tucson's revenues are generated by the sale of digital signal processors and analog and mixed signal integrated circuits to customers in the cellular phone, modem and hard disk drive segments of these industries. A significant decline in any one or several of Texas Instruments' or TI Tucson's end-user markets could have a material adverse effect on the demand for Texas Instruments' and TI Tucson's products and their results of operations.

     TEXAS INSTRUMENTS' AND TI TUCSON'S INTERNATIONAL MANUFACTURING OPERATIONS AND SALES SUBJECT THEM TO RISKS ASSOCIATED WITH LEGAL, POLITICAL, ECONOMIC OR OTHER CHANGES OUTSIDE OF THE UNITED STATES.

     Texas Instruments operates in 27 countries worldwide and in 1999 derived in excess of 67% of its revenues from sales to locations outside the United States TI Tucson derives approximately two-thirds of its revenue from sales outside the Unites States, primarily in Europe and Asia. Operating internationally exposes Texas Instruments and TI Tucson to changes in the laws or policies, as well as the general economic conditions, of the various countries in which they operate, which could result in an adverse effect on Texas Instruments' and TI Tucson's business operations in such countries and their results of operations. Also, Texas Instruments and TI Tucson use forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar strengthens in relation to the non-U.S. currencies in which Texas Instruments and TI Tucson transact business, the remeasurement of non-U.S. dollar transactions can have an adverse effect on Texas Instruments' and TI Tucson's non-U.S. business.

     THE LOSS OF OR SIGNIFICANT CURTAILMENT OF PURCHASES BY ANY OF TEXAS INSTRUMENTS' OR TI TUCSON'S LARGEST CUSTOMERS COULD ADVERSELY AFFECT TEXAS INSTRUMENTS OR TI TUCSON'S RESULTS OF OPERATIONS.

     While Texas Instruments and TI Tucson generate revenues from thousands of customers worldwide, the loss of or significant curtailment of purchases by one or more of their top customers, including curtailments due to a change in the sourcing policies or practices of these customers, may adversely affect Texas Instruments' or TI Tucson's results of operations.

     TEXAS INSTRUMENTS' AND TI TUCSON'S CONTINUED SUCCESS DEPENDS UPON THEIR ABILITY TO RETAIN AND RECRUIT A SUFFICIENT NUMBER OF QUALIFIED EMPLOYEES IN A COMPETITIVE ENVIRONMENT.

     Texas Instruments' and TI Tucson's continued success depends on the retention and recruitment of skilled personnel, including technical, marketing, management and staff personnel. Experienced personnel in the electronics industry are in high demand and competition for their skills is intense. There can be no assurance that Texas Instruments and TI Tucson will be able to successfully retain and recruit the key personnel that they require.

     EFFECT OF THE MERGER; RISKS RELATED TO THE INTEGRATION OF OPERATIONS.

     There can be no guarantee that Texas Instruments' management will be able to successfully integrate TI Tucson's employees and operations following the merger, and there is the risk that Texas Instruments will be unable to retain all of TI Tucson's key employees for a number of reasons, including the risk that the cultures of the companies will not blend. There also can be no assurance that any contemplated synergies from the integration of the businesses will be realized.

     In addition, the merger will require substantial time and effort of key managers of Texas Instruments, which could divert the attention of those managers from other matters. Risks exist in the consolidation of the systems, operations and administrative functions of TI Tucson and Texas Instruments. Managing the integration of TI Tucson's business may limit the time available for those managers of Texas Instruments to attend to other operational, financial and strategic issues.

     THE NOTES ARE SUBORDINATED TO TI TUCSON'S SENIOR LENDERS.

     The notes are unsecured obligations of TI Tucson ranking junior to all senior indebtedness of TI Tucson. At August 24, 2000, TI Tucson had senior indebtedness outstanding in the principal amount of approximately $275 million, and TI Tucson together with its subsidiaries had approximately $50 million of other debt and liabilities outstanding. Payment of principal, premium, if any, and interest on the notes has been guaranteed by Texas Instruments. The guarantee is an unsecured obligation of Texas Instruments, ranking junior to all senior indebtedness of Texas Instruments. At August 23, 2000, Texas Instruments had senior indebtedness outstanding in the principal amount of approximately $1,178 million, and Texas Instruments together with its subsidiaries had approximately $78 million of other debt and liabilities outstanding.

     TI Tucson conducts its operations through its subsidiaries. Accordingly, TI Tucson's ability to meet its cash obligations is dependent in part upon the ability of its subsidiaries to make cash distributions to TI Tucson. The ability of its subsidiaries to make cash distributions to TI Tucson is and will continue to be restricted by, among other limitations, applicable provisions of law. The indenture does not limit the ability of TI Tucson, Texas Instruments or any of their subsidiaries or affiliates to incur indebtedness or to grant security interests or liens in respect to their assets. The right of TI Tucson to participate in the assets of any subsidiary, and thus the ability of the holders of the notes to benefit indirectly from such assets, is generally subject to the prior claims of creditors, including trade creditors, of subsidiaries of TI Tucson with respect to the assets of that subsidiary. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of TI Tucson's subsidiaries with respect to the assets of the subsidiaries against which those creditors have a claim. The incurrence of additional indebtedness by TI Tucson, TI Tucson's subsidiaries or Texas Instruments could adversely affect TI Tucson's ability to pay its obligations on the notes and of Texas Instruments' ability to pay its obligations under its guarantee.

     TEXAS INSTRUMENTS GUARANTEE IS SUBJECT TO FRAUDULENT CONVEYANCE CONSIDERATIONS.

     TI Tucson's payment obligations under the notes have been unconditionally guaranteed by Texas Instruments. Texas Instruments' guarantee of the obligations of TI Tucson under the notes may be subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of Texas Instruments. If a court were to find under relevant fraudulent conveyance statutes that, at the time of the guarantee, Texas Instruments guaranteed the notes with the intent of hindering, delaying or defrauding current or future creditors or Texas Instruments received less than reasonable equivalent value or fair consideration for guaranteeing the notes and

     - was insolvent or was rendered insolvent by reason of such guarantee,

     - was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, or

     - intended to incur, or believed that it would incur, obligations beyond its ability to pay as such obligations matured, as all of the then terms are defined in or interpreted under such fraudulent conveyance statutes, the court could avoid or subordinate the guarantee to presently existing and future indebtedness of Texas Instruments and take other action detrimental to you, including, under certain circumstances, invalidating the guarantee.

     TI TUCSON MAY BE UNABLE TO REPURCHASE YOUR NOTES UPON THE OCCURRENCE OF A FUNDAMENTAL CHANGE.

     Upon the occurrence of a fundamental change, as defined in the indenture, you will have the right, at your option, to require TI Tucson to repurchase all of your notes, or any portion of your notes that is an integral multiple of $1,000 principal amount. If a fundamental change were to occur, there can be no assurance that TI Tucson would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes. In addition, TI Tucson's or Texas Instruments' repurchase of notes as a result of the occurrence of a fundamental change may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which TI Tucson or Texas Instruments may enter into from time to time. The merger did not qualify as a fundamental change.

     LIMITED PUBLIC MARKET FOR THE NOTES.

     There can be no assurance as to the liquidity of, or trading market for, the notes. In addition, various factors such as changes in prevailing interest rates or changes in perceptions of creditworthiness could cause the market price of the notes to fluctuate significantly. The trading price of the notes could also be significantly affected by the market price of Texas Instruments common stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements by Texas Instruments or its competitors, general conditions in the industry and general economic and market conditions.

                                USE OF PROCEEDS

     Neither Texas Instruments nor TI Tucson will receive any proceeds from the sale by any selling securityholder of the notes or the underlying Texas Instruments common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     TI Tucson's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                              SIX MONTHS
                                                                                ENDED
                                           FISCAL YEAR ENDED DECEMBER 31,      JULY 1,
                                         ----------------------------------   ----------
                                         1995   1996   1997    1998   1999       2000
                                         ----   ----   -----   ----   -----   ----------
Ratio of Earnings to Fixed
  Charges(1)...........................  36.4   58.0   105.0   89.9   142.7      14.1

---------------

(1) Computed by dividing earnings before taxes adjusted for fixed charges by fixed charges, which include interest expense plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance costs.

     Texas Instruments' ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                               SIX MONTHS
                                                                                 ENDED
                                             FISCAL YEAR ENDED DECEMBER 31,     JUNE 30,
                                            --------------------------------   ----------
                                            1995   1996   1997   1998   1999      2000
                                            ----   ----   ----   ----   ----   ----------
Ratio of Earnings to Fixed Charges(1).....  14.7   1.2    6.1    6.4    19.3      40.3

---------------

(1) Computed by dividing earnings before taxes adjusted for fixed charges by fixed charges, which include interest expense plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance costs. Computation also gives effect to the merger, which was accounted for as a "pooling of interests."

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of February 24, 2000, between TI Tucson, then known as Burr-Brown, and United States Trust Company of New York, N.A., as trustee. On August 24, 2000, TI Tucson, Texas Instruments and United States Trust Company executed a first supplemental indenture. The indenture and the first supplemental indenture are collectively referred to in this "Description of Notes" as the indenture. A copy of the indenture has been filed as an exhibit incorporated by reference to this Registration Statement.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

     As used in this "Description of Notes" section, references to "TI Tucson" refer solely to Texas Instruments Tucson Corporation and not its subsidiaries and references to "Texas Instruments" refer solely to Texas Instruments Incorporated and not its subsidiaries.

GENERAL

     TI Tucson issued $250,000,000 of notes in a private placement in February 2000. The notes are general unsecured obligations of TI Tucson. TI Tucson's payment obligations under the notes will be subordinated to its senior indebtedness as described under "Subordination of Notes" below. The notes are convertible into Texas Instruments common stock as described under "Conversion of Notes" below. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes will mature on February 15, 2007 unless earlier converted, redeemed at TI Tucson's option or redeemed at your option upon a fundamental change.

     TI Tucson is not subject to any financial covenants under the indenture. In addition, TI Tucson is not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing its securities.

     You are not afforded protection in the event of a highly leveraged transaction or a change in control of Texas Instruments or TI Tucson under the indenture except to the extent described below under "Redemption at Option of the Holder."

     The interest rate on the notes is 4 1/4% per year. TI Tucson will pay interest on February 15 and August 15 of each year, beginning August 15, 2000, to record holders at the close of business on the preceding February 1 and August 1, as the case may be, except:

     - interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     - as set forth in the next sentence.

     In case you convert your notes into Texas Instruments common stock during the period after any record date but prior to the next interest payment date either:

     - TI Tucson will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

     - TI Tucson will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

     - if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "Conversion of Notes" below.

     TI Tucson maintains an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee.

     TI Tucson may pay interest either:

     - by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     - by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which is referred to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

CONVERSION OF NOTES

     You may convert your note, in whole or in part, into Texas Instruments common stock through the final maturity date of the notes, subject to prior redemption of the notes. If TI Tucson calls notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless TI Tucson fails to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest on the notes exists at the time of conversion.

     As of the date of this prospectus, the current conversion price for the notes is $44.45 per share of Texas Instruments common stock, subject to adjustment as described below. Texas Instruments will not issue fractional shares of Texas Instruments common stock upon conversion of notes. Instead, Texas Instruments will pay cash equal to the market price of Texas Instruments common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into Texas Instruments common stock you must:

     - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     - surrender the note to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents;

     - if required, pay all transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture.

     Texas Instruments will adjust the conversion price if the following events occur:

          (1) Texas Instruments issues Texas Instruments common stock as a dividend or distribution on Texas Instruments common stock;

          (2) Texas Instruments issues to all holders of Texas Instruments common stock certain rights or warrants to purchase Texas Instruments common stock;

          (3) Texas Instruments subdivides or combines Texas Instruments common stock;

          (4) Texas Instruments distributes to all Texas Instruments common stockholders capital stock, evidences of indebtedness or assets, including securities but excluding:

           - rights or warrants listed in (2) above;

           - dividends or distributions listed in (1) above; and

           - cash distributions listed in (5) below;

          (5) Texas Instruments distributes cash, excluding any quarterly cash dividend on Texas Instruments common stock to the extent that the aggregate cash dividend per share of Texas Instruments common stock in any quarter does not exceed the greater of:

           - the amount per share of Texas Instruments common stock of the next preceding quarterly cash dividend on Texas Instruments common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the Texas Instruments common stock, and

           - 3.75% of the average of the last reported sale price of Texas Instruments common stock during the ten trading days immediately prior to the declaration date of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Texas Instruments.

     If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause
     (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

          (6) Texas Instruments or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for Texas Instruments common stock to the extent that the cash and value of any other consideration included in the payment per share of Texas Instruments common stock exceeds the current market price per share of Texas Instruments common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

          (7) someone other than Texas Instruments or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Texas Instruments board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

           - the tender offer or exchange offer is for an amount that increases the offeror's ownership of Texas Instruments common stock to more than 25% of the total shares of Texas Instruments common stock outstanding, and

           - the cash and value of any other consideration included in the payment per share of Texas Instruments common stock exceeds the current market price per share of Texas Instruments common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the tender or exchange offer, the offering documents disclose a plan or an intention to cause Texas Instruments to engage in a consolidation or merger of Texas Instruments or a sale of all or substantially all of its assets.

     Under the provisions of Texas Instruments' rights plan, upon conversion of the notes into Texas Instruments common stock, to the extent that the rights plan is still in effect upon conversion, you will receive, in addition to the Texas Instruments common stock, the rights under the rights plan to which you are entitled under the plan whether or not the rights have separated from the Texas Instruments common stock at the time of conversion, subject to limited exceptions.

     In the event of:

     - any reclassification of Texas Instruments common stock;

     - a consolidation, merger or combination involving Texas Instruments; or

     - a sale or conveyance to another person of all or substantially all of the property and assets of Texas Instruments,

in which holders of Texas Instruments common stock would be entitled to receive stock, other securities, other property, assets or cash for their Texas Instruments common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by Texas Instruments common stock holders immediately prior to one of these types of events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of Texas Instruments common stock or in certain other situations requiring a conversion price adjustment. See "United States Federal Income Tax Considerations."

     Texas Instruments may from time to time reduce the conversion price for a period of at least 20 days if its board of directors has made a determination that this reduction would be in Texas Instruments' best interests. Any such determination by Texas Instruments' board will be conclusive. Texas Instruments would give holders at least 15 days' notice of any reduction in the conversion price. In addition, Texas Instruments may reduce the conversion price if its board of directors deems it advisable to avoid or diminish any income tax to holders of Texas Instruments common stock resulting from any stock or rights distribution. See "United States Federal Income Tax Considerations."

     Texas Instruments will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least one percent in the conversion price. However, Texas Instruments will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, Texas Instruments will not adjust the conversion price for any issuance of Texas Instruments common stock or convertible or exchangeable securities or rights to purchase Texas Instruments common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY TI TUCSON

     The notes are not entitled to any sinking fund. At any time on or after February 20, 2003, TI Tucson may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
Beginning on February 20, 2003 and ending on February 14,
  2004......................................................   102.429%
Beginning on February 15, 2004 and ending on February 14,
  2005......................................................   101.821
Beginning on February 15, 2005 and ending on February 14,
  2006......................................................   101.214
Beginning on February 15, 2006 and ending on February 14,
  2007......................................................   100.607

and 100% at February 15, 2007. In each case, TI Tucson will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. TI Tucson is required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be the portion selected for redemption.

     TI Tucson may not redeem the notes if it has failed to pay any interest or premium on the notes and such failure to pay is continuing. TI Tucson or Texas Instruments will issue a press release if it redeems the notes.

REDEMPTION AT OPTION OF THE HOLDER

     If a fundamental change occurs prior to February 15, 2007, you may require TI Tucson to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of TI Tucson's notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

     TI Tucson shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, TI Tucson will pay interest to the record holder on the relevant record date.

     TI Tucson will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. TI Tucson is also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to TI Tucson or its designated agent, on or before the 30th day after the date of TI Tucson's fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. TI Tucson will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

     A "fundamental change" is any transaction or event in connection with which all or substantially all of Texas Instruments common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be listed immediately after the transaction or event on:

     - a United States national securities exchange, or

     - approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     TI Tucson will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

     These fundamental change redemption rights could discourage a potential acquiror from merging with Texas Instruments or commencing a tender offer for its stock. However, this fundamental change redemption feature is not the result of Texas Instruments' management's knowledge of any specific effort to obtain control of Texas Instruments by means of a merger, tender offer or solicitation, or part of a plan by Texas Instruments' management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect Texas Instruments' financial condition. TI Tucson's obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction in which Texas Instruments is involved.

     TI Tucson or Texas Instruments, may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, neither Texas Instruments nor TI Tucson may have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change would result in an event of default under TI Tucson's existing credit facility. While TI Tucson's existing credit facility does not prohibit redemption of the notes, future credit agreements or other agreements relating to TI Tucson's or Texas Instruments' indebtedness may prohibit redemption of the notes, expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when TI Tucson and/or Texas Instruments may be prohibited from purchasing or redeeming notes, TI Tucson and/or Texas Instruments would seek the consent of their lenders to redeem the notes or would need to refinance this debt. If TI Tucson and/or Texas Instruments do not obtain a required consent, TI Tucson and/or Texas Instruments could not purchase or redeem the notes. TI Tucson's failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of TI Tucson's other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under TI Tucson's senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

SUBORDINATION OF NOTES

     Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of TI Tucson's senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of TI Tucson's subsidiaries.

     Upon any distribution of TI Tucson's assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. TI Tucson is required under the indenture to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

     TI Tucson may not make any payment on the notes if:

     - a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

     - a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of any lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require TI Tucson to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a "payment blockage notice") from TI Tucson or any other person permitted to give such notice under the indenture (called a "non-payment default").

     TI Tucson may resume payments and distributions on the notes:

     - in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

     - in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if TI Tucson has not received notice that the lessor under such lease has exercised its right to terminate the lease or require TI Tucson to make an irrevocable offer to terminate the lease following an event of default under the lease.

     No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

     If the trustee or any holder of the notes receives any payment or distribution of TI Tucson's assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

     In the event of TI Tucson's bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than TI Tucson's other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

     The notes are exclusively the obligations of TI Tucson except as supported by Texas Instruments guarantee. A substantial portion of TI Tucson's operations are conducted through its subsidiaries. As a result, TI Tucson's cash flow and ability to service its debt, including the notes, is dependent upon the earnings of its subsidiaries. In addition, TI Tucson is dependent on the distribution of earnings, loans or other payments by its subsidiaries to it.

     TI Tucson's subsidiaries are separate and distinct legal entities. TI Tucson's subsidiaries have no obligation to pay any amounts due on the notes. TI Tucson's subsidiaries are not required to provide TI Tucson with funds for its payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by TI Tucson's subsidiaries to TI Tucson could be subject to statutory or contractual restrictions. Payments to TI Tucson by its subsidiaries will also be contingent upon its subsidiaries' earnings and business considerations.

     TI Tucson's right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if TI Tucson were a creditor to any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by TI Tucson.

     At August 24, 2000, TI Tucson had approximately $275 million of senior indebtedness outstanding, and TI Tucson together with its subsidiaries had $50 million of other debt and liabilities outstanding. Neither TI Tucson nor its subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. TI Tucson may from time to time incur additional debt, including senior indebtedness. TI Tucson's subsidiaries may also from time to time incur other additional debt and liabilities.

     TI Tucson is obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

THE GUARANTEE

     TI Tucson's payment of the principal, premium, if any, and interest under the notes has been unconditionally guaranteed by Texas Instruments. The guarantee of Texas Instruments is an unsecured general obligation of Texas Instruments ranking junior to all senior indebtedness of Texas Instruments. At August 23, 2000, Texas Instruments had approximately $1,178 million of senior indebtedness outstanding, and Texas Instruments together with its subsidiaries had $78 million of other debt and liabilities outstanding. Neither Texas Instruments nor its subsidiaries are prohibited from incurring debt, including senior indebtedness under the indenture. Texas Instruments may from time to time incur additional debt, including senior indebtedness.

DEFINITIONS

     "credit facility" means the Loan Agreement, dated January 31, 1996 between TI Tucson and Wells Fargo Bank, N.A., as amended.

     "designated senior indebtedness" shall mean TI Tucson's obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture, subject to provisions in the instruments or agreements governing such senior indebtedness that may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness.

     "indebtedness" means:

          (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (2) obligations with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) obligations in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on TI Tucson's balance sheet;

          (4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that TI Tucson is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and TI Tucson's obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

          (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or foreign currency hedge, exchange or purchase agreement;

          (6) all direct or indirect guarantees of TI Tucson's obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

          (7) any obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by TI Tucson; and

          (8) any amendments or modifications to (1) through (7) above.

     "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on TI Tucson's current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by TI Tucson, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

     - indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes;

     - TI Tucson's indebtedness to any of its majority-owned subsidiaries; and

     - the notes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following will be events of default under the indenture:

     - failure to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

     - failure to pay interest and liquidated damages, if any, on the notes for 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

     - TI Tucson or Texas Instruments fails to perform or observe any of the covenants in the indenture for 60 days after notice; or

     - events involving TI Tucson's bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving TI Tucson, the principal, premium and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if TI Tucson cures all defaults, except the nonpayment of principal, premium, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be canceled and the holder of a majority of the principal amount of outstanding notes may waive these past defaults. Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 1/4% from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

     - extend the fixed maturity of any note;

     - reduce the rate or extend the time for payment of interest of any note;

     - reduce the principal amount or premium of any note;

     - reduce any amount payable upon redemption of any note;

     - adversely change TI Tucson's obligation to redeem any note upon a fundamental change;

     - impair the right of a holder to institute suit for payment on any note;

     - change the currency in which any note is payable;

     - impair the right of a holder to convert any note;

     - adversely modify the subordination provisions of the indenture; or

     - reduce the percentage of notes required for consent to any modification of the indenture.

     TI Tucson and Texas Instruments are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

INFORMATION CONCERNING THE TRUSTEE

     TI Tucson has appointed United States Trust Company of New York, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to TI Tucson in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains TI Tucson's creditors, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with TI Tucson. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes certain material United States federal income tax aspects of the acquisition, ownership and disposition of the notes and the Texas Instruments common stock issuable upon conversion of the notes. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to the acquisition, ownership and disposition of such notes or Texas Instruments common stock by a prospective investor in light of his, her or its personal circumstances. This discussion also does not address the United States federal income tax consequences of ownership of notes or Texas Instruments common stock not held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the United States federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a "straddle," as part of a "hedge" against currency risk, or as part of a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities that hold the notes or Texas Instruments common stock. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or, except to a limited extent under the caption "Non-U.S. Holders," any possible applicability of United States federal gift or estate tax.

     This summary is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAW OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

     The following discussion is limited to the United States federal income tax consequences to a holder of a note or Texas Instruments common stock that is:

     - a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     - a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder").

     Stated Interest. Interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder's method of accounting for United States federal income tax purposes.

     Texas Instruments' and TI Tucson's failure to cause to be declared effective this shelf registration statement may result in the payment of predetermined liquidated damages. In addition, a holder may require us to redeem any and all of its notes in the event of a fundamental change. We intend to treat the possibility that we will pay such liquidated damages as subject to either a remote or incidental contingency, within the meaning of applicable Treasury regulations. Similarly, we believe that the occurrence of a "fundamental change" is remote or incidental, within the meaning of the Treasury regulations. In the event either contingency occurs and assuming that the possibility that we will pay such additional amounts is remote or incidental, any such amount will be taxable to U.S. Holders at the time it accrues or is received in accordance with such holder's method of accounting.

     Market Discount. "Market discount" is defined generally as the excess, subject to a de minimis exception, of the stated redemption price at maturity of a debt obligation over the tax basis of the debt obligation in the hands of the holder immediately after its acquisition. Generally, gain recognized on the disposition of the notes will be treated as ordinary interest income, and not capital gain, to the extent of any accrued market discount on such note at the time of such disposition. A U.S. Holder of notes having market discount above a de minimis amount may be required to defer the deduction of all or a portion of any interest expense on any indebtedness incurred or maintained to purchase or carry the notes. A U.S. Holder of the notes having accrued market discount may elect to include the market discount in income as it accrues, either on a straight-line basis or on a constant interest rate basis, which also increases the holder's adjusted tax basis in the notes by the accrual, thereby reducing gain, or increasing loss, recognized upon such holder's disposition of the notes. If a U.S. Holder of the notes elects to include market discount in income as it accrues, the rules discussed above with respect to ordinary income recognition resulting from the disposition of the notes and to deferral of interest deductions would not apply. This election would apply to all market discount obligations acquired by the electing holder on or after the first day of the first taxable year to which the election applies and could be revoked only with the consent of the IRS.

     Bond Premium. If a U.S. Holder's adjusted tax basis in the notes immediately after the acquisition of such notes exceeds the note's stated redemption price at maturity, the excess being the "Bond Premium," then such U.S. Holder may elect to amortize the Bond Premium over the period from the acquisition date of the notes to their maturity date, in which case the amount of interest required to be included in income each year in respect of such notes will be reduced by the amount of the amortizable Bond Premium allocable to such year, based on the note's yield to maturity. A U.S. Holder of the notes who elects to amortize Bond Premium must reduce his or her adjusted tax basis in such notes by the amount of the allowable amortization. An election to amortize Bond Premium would apply to amortizable Bond Premium on all bonds the interest on which is includable in gross income held at or acquired after the beginning of the U.S. Holder's taxable year for which the election is made, and may be revoked only with the consent of the IRS.

     Sale, Exchange or Redemption of the Notes. Subject to the market discount rules described above, unless a non-recognition provision applies, upon the disposition of a note by sale, exchange or redemption, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued interest not yet taken into income, and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note, net of accrued interest, to the U.S. Holder and is increased by the amount of market discount included in the U.S. Holder's income and is decreased by the amount of allowable bond premium amortization.

     Such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the note for longer than one year.

     Conversion of the Notes. In general, while the tax law ordinarily permits non-recognition upon the conversion of a convertible debt security into the stock of the issuer thereof, gain or loss ordinarily must be recognized upon the conversion of a security into stock of another corporation. Consequently, unless Texas Instruments, which is a guarantor of the notes, is treated for these purposes as an obligor under the notes, a conversion of the notes into Texas Instruments common stock should result in the recognition of gain or loss.

     Subject to the market discount rules described above, a U.S. Holder would recognize capital gain or loss upon such a conversion, measured by the difference between the U.S. Holder's adjusted tax basis in the notes and the fair market value of the Texas Instruments common stock received in exchange therefor, other than Texas Instruments common stock attributable to accrued interest on the notes, if any, which will constitute ordinary income. A U.S. Holder's basis in the Texas Instruments common stock received will equal its fair market value and the holding period of the Texas Instruments common stock received upon conversion will begin on the date after it is received.

     Cash received in lieu of a fractional share of Texas Instruments common stock should be treated as payment in exchange for such fractional share. Subject to the discussion under "Market Discount" and "Conversion of the Notes" above, gain or loss recognized on the receipt of cash paid in lieu of a fractional share should be capital gain or loss and will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. Assuming the conversion is, as discussed above, a recognition event, such capital gain or loss would be short-term.

     Dividends. Distributions paid on shares of Texas Instruments common stock will constitute dividends for U.S. federal income tax purposes to the extent of Texas Instruments' current or accumulated earnings and profits, and will be includable in the income of a U.S. Holder as ordinary income. Dividends paid to U.S. Holders that are corporations may qualify for the dividends-received-deduction.

     To the extent, if any, that a U.S. Holder receives a distribution on shares of Texas Instruments common stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of Texas Instruments, such distribution will be treated first as a non-taxable return of capital reducing the U.S. Holder's adjusted tax basis in the shares of Texas Instruments common stock. Any such distribution in excess of the U.S. Holder's adjusted tax basis in the shares of Texas Instruments common stock will be treated as capital gain.

     Constructive Distributions. If at any time Texas Instruments makes a distribution of cash or property to its stockholders or purchases Texas Instruments common stock and such distribution or purchase would be a taxable distribution to such stockholders for United States federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, or the conversion rate of the notes is increased at the discretion of Texas Instruments, such increase in conversion rate may be deemed to be the payment of a taxable distribution to U.S. Holders of notes. Such a deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed above under the heading "Dividends." U.S. Holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Sale or Exchange of Common Stock. Subject to the market discount rules described above, upon the sale or exchange of Texas Instruments common stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received upon the sale or exchange and such U.S. Holder's adjusted tax basis in the Texas Instruments common stock. Such capital gain or loss will be long-term if the U.S. Holder's holding period in the Texas Instruments common stock is longer than one year at the time of the sale or exchange.

     A U.S. Holder's basis and holding period in the Texas Instruments common stock received upon conversion of the notes are determined as discussed above under the heading "Conversion of the Notes."

     Backup Withholding. A U.S. Holder of notes may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to payments of interest or dividends on, and gross proceeds from a sale or other disposition of, the notes or Texas Instruments common stock, respectively. These backup withholding rules apply if the U.S. Holder, among other things:

     - fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor;

     - furnishes an incorrect TIN;

     - fails to properly report interest; or

     - under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

     A U.S. Holder who does not provide his or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding is creditable against the U.S. Holder's federal income tax liability, provided the requisite information is provided to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. Holders should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

     We will report to the holders and the IRS the amount of any "reportable payments" made by us and any amount withheld with respect to the notes or Texas Instruments common stock during the calendar year.

NON-U.S. HOLDERS

     The following discussion is limited to the United States federal income and estate tax consequences to a holder of a note or Texas Instruments common stock that is an individual, corporation, estate or trust other than a U.S. Holder (a "Non-U.S. Holder"). For purposes of the withholding tax on interest, a non-resident alien or non-resident fiduciary of an estate or trust will be considered to be a Non-U.S. Holder.

     For purposes of the discussion below, interest, dividends, and gain on the sale, exchange or other disposition of notes or Texas Instruments common stock will be considered to be "U.S. trade or business income" if such income or gain is:

     - effectively connected with the conduct of a U.S. trade or business or

     - in the case of a treaty resident, attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed base, in the United States.

     Stated Interest and Liquidated Damages. Generally, interest, including liquidated damages, paid to a Non-U.S. Holder of a note will not be subject to United States federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

     - does not actually or constructively own 10% or more of the total combined voting power of all classes of Texas Instruments or TI Tucson stock;

     - is not a controlled foreign corporation with respect to which either Texas Instruments or TI Tucson is a "related person" within the meaning of the Code; and

     - certifies, under penalties of perjury, that such holder is not a U.S. person and provides such holder's name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to United States withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form 1001 or 4224, or such successor forms as the IRS designates including a Form W-8BEN or W-8ECI, as applicable prior to the payment of interest. These forms must be periodically updated. Under regulations not yet in effect, a Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under these regulations special procedures are provided for payments through qualified intermediaries.

     Sale, Exchange or Redemption or Notes. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to United States federal income tax, unless:

     - such gain is U.S. trade or business income;

     - subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States).

  Conversion of the Notes

     As described above under the heading "U.S. Holders -- Conversion of the Notes," assuming Texas Instruments is not treated for these purposes as an obligor under the notes the conversion of the notes should be treated as a taxable event for United States federal income tax purposes. If the conversion is taxable for United States federal income tax purposes, any gain realized would be taxed to Non-U.S. Holders as provided under the heading "Non-U.S. Holders -- Sale, Exchange or Redemption of Notes".

  Dividends

     In general, dividends paid to a Non-U.S. Holder of Texas Instruments common stock will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable tax treaty. Dividends that are U.S. trade or business income, are generally subject to U.S. federal income tax on a net basis at regular income tax rates, and are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides the appropriate form to the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under a tax treaty. Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under United States Treasury Regulations generally effective after December 31, 2000, a Non-U.S. Holder of Texas Instruments common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements, which would include the requirement that the Non-U.S. Holder file a form containing the holder's name and address and may require the Non-U.S. Holder to provide certain documentary evidence issued by foreign governmental authorities as proof of residence in the foreign country.

     A Non-U.S. Holder of Texas Instruments common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the IRS.

  Sale or Exchange of Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of Texas Instruments common stock generally will not be subject to U.S. federal income tax, unless

     - such gain is U.S. trade or business income,

     - subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Texas Instruments common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present,

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) and

     - Texas Instruments is or has been a "United States real property holding corporation" (a "USRPHC") for federal income tax purposes and such Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding Texas Instruments common stock within the five-year period ending on the date of the sale or exchange. Texas Instruments believes that it has not been, is not currently, and is not likely to become, a USRPHC. However, no assurance can be given that Texas Instruments will not be a USRPHC when a Non-U.S. Holder sells its shares of Texas Instruments common stock.

     Federal Estate Tax. Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to United States federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of the voting stock of Texas Instruments or TI Tucson and income on the notes was not U.S. trade or business income.

     Texas Instruments common stock owned or treated as owned by an individual who is not a citizen or resident of the United States for United States federal estate tax purposes will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty otherwise provides.

     Information Reporting and Backup Withholding. Texas Instruments and TI Tucson must report annually to the IRS and to each Non-U.S. Holder any interest or dividends that are paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Treasury regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments of interest and dividends with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     The payment of the proceeds from the disposition of the notes or Texas Instruments common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes or Texas Instruments common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the notes or Texas instruments common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements, but rather unify current certification procedures and forms and clarify standards. The final regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the new final regulations.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is provided to the IRS.

     THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF NOTES OR TEXAS INSTRUMENTS COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

                            SELLING SECURITYHOLDERS

     TI Tucson originally issued the notes in a private placement in February 2000. Selling securityholders may offer and sell the notes and the underlying Texas Instruments common stock pursuant to this prospectus.

     The following table contains information with respect to the selling securityholders and the principal amount of notes and the underlying Texas Instruments common stock beneficially owned by each selling security holder that may be offered using this prospectus.

                               PRINCIPAL AMOUNT
                                AT MATURITY OF
                                    NOTES                          SHARES OF
                                 BENEFICIALLY     PERCENTAGE      COMMON STOCK     PERCENTAGE OF
                                OWNED THAT MAY     OF NOTES       THAT MAY BE       COMMON STOCK
NAME                               BE SOLD        OUTSTANDING       SOLD(1)        OUTSTANDING(2)
----                           ----------------   -----------   ----------------   --------------
AAM/Zazove Institutional
  Income Fund L.P............    $   550,000         *                12,373              *
ABN Amro Incorporated........        400,000         *                 8,999              *
Allstate Insurance Company...      1,200,000         *                26,997              *
Arpeggio Fund................      3,100,000        1.2               69,741              *
BBT Fund.....................      6,000,000        2.4              134,983              *
Black Diamond Offshore
  Ltd........................        756,000         *                17,008              *
BNP Arbitrage SNC............        500,000         *                11,249              *
British Virgin Island Social
  Security Board.............         40,000         *                   900              *
Bear, Stearns & Co...........      3,375,000        1.3               75,928              *
CIBC World Markets Intern'tl
  Arbitrage Corp.............      3,000,000        1.2               67,492              *
City University of New
  York.......................         99,000         *                 2,227              *
David Lipscomb University
  General Endowment..........        155,000         *                 3,487              *
Deutsche Bank Securities.....      1,684,000         *                37,885              *
1976 Distribution Trust FBO
  Jane A. Lauder.............         20,000         *                   450              *
1976 Distribution Trust FBO
  J. A.......................         20,000         *                   450              *
Lauder/Zinterhofer Double
  Black Diamond Offshore,
  LDC........................      2,608,000        1.0               58,673              *
EQAT Alliance Growth and
  Income Account.............      4,155,000        1.6               93,476              *
EQAT Alliance Growth
  Investors..................      2,230,000         *                50,169              *
Equitable Life Assurance
  Separate
  Acct -- Balanced...........        110,000         *                 2,475              *
Equitable Life Assurance
  Separate Acct --
  Convertibles...............      2,535,000        1.0               57,030              *
Fidelity Financial Trust.....      3,500,000        1.4               78,740              *
First Union Securities
  Inc........................      3,450,000        1.3               77,615              *

                               PRINCIPAL AMOUNT
                                AT MATURITY OF
                                    NOTES                          SHARES OF
                                 BENEFICIALLY     PERCENTAGE      COMMON STOCK     PERCENTAGE OF
                                OWNED THAT MAY     OF NOTES       THAT MAY BE       COMMON STOCK
NAME                               BE SOLD        OUTSTANDING       SOLD(1)        OUTSTANDING(2)
----                           ----------------   -----------   ----------------   --------------
Fleetboston Robertson
  Stephens, Inc..............    $13,197,000        5.2              296,895              *
Highbridge International
  LLC........................      2,000,000         *                44,994              *
Goldman Sachs and Company....        250,000         *                 5,624              *
GPZ Trading LLC..............      1,500,000         *                33,746              *
The Grable Foundation........        148,000         *                 3,330              *
Grace Brothers Ltd...........      1,750,000         *                39,370              *
Grady Hospital Foundation....        154,000         *                 3,465              *
Gryphon Domestic III,
  L.L.C......................      9,500,000        3.8              213,723              *
Independence Blue Cross......        145,000         *                 3,262              *
Investcorp-Sam Fund
  Limited....................      9,700,000        3.8              218,223              *
Kentfield Trading Ltd........      8,051,000        3.2              181,125              *
Lipper Convertibles, L.P.....     13,000,000        5.2              292,463              *
Lipper Convertibles Series
  II, L.P....................      1,000,000         *                22,497              *
Lipper Offshore Convertibles,
  L.P........................      1,500,000         *                33,746              *
Lipper Offshore Convertibles,
  L.P. #2....................      1,000,000         *                22,497              *
Local Initiatives Support
  Corporation................         64,000         *                 1,440              *
Mainstay Convertible Fund....      3,000,000        1.2               67,492              *
Mainstay VP Convertible
  Fund.......................      1,500,000         *                33,746              *
Memphis Light, Gas & Water
  Retirement Fund............      1,415,000         *                31,834              *
Merrill Lynch Insurance
  Group......................        362,000         *                 8,144              *
Morgan Stanley Dean Witter
  Conv. Securities Trust.....      2,000,000         *                44,994              *
Morgan Stanley & Co..........     15,000,000        6.0              337,458              *
Museum of Fine Arts,
  Boston.....................         30,000         *                   675              *
New Orleans Firefighters
  Pension/Relief Fund........        158,000         *                 3,555              *
Nomura Securities
  International, Inc.........      3,000,000        1.2               67,492              *
Occidental Petroleum
  Corporation................        273,000         *                 6,142              *
Ohio Bureau of Workers
  Compensation...............        186,000         *                 4,184              *
Paloma Securities L.L.C......      5,000,000        2.0              112,486              *

                               PRINCIPAL AMOUNT
                                AT MATURITY OF
                                    NOTES                          SHARES OF
                                 BENEFICIALLY     PERCENTAGE      COMMON STOCK     PERCENTAGE OF
                                OWNED THAT MAY     OF NOTES       THAT MAY BE       COMMON STOCK
NAME                               BE SOLD        OUTSTANDING       SOLD(1)        OUTSTANDING(2)
----                           ----------------   -----------   ----------------   --------------
Parker-Hannifin
  Corporation................    $    40,000         *                   900              *
Pell Rudman Trust Company....      1,615,000         *                36,333              *
Promutual....................         90,000         *                 2,025              *
Putnam Convertible Income
  Growth Trust...............      1,709,000         *                38,448              *
Putnam Balanced Retirement
  Fund.......................         50,000         *                 1,125              *
Putman Convertible
  Opportunities & Income
  Trust......................         70,000         *                 1,575              *
Putnam Asset Allocation Fds-
  Balanced Portfolio.........        180,000         *                 4,049              *
Putnam Asset Allocation
  Fds.Conservative
  Portfolio..................         60,000         *                 1,350              *
Rhapsody Fund, L.P...........      6,100,000        2.4              137,233              *
San Diego County Employee
  Retirement Assoc...........      2,030,000         *                45,669              *
Shell Pension Trust..........        387,000         *                 8,706              *
St. Thomas Trading, Ltd......        319,000         *                 7,177              *
State of Maryland Retirement
  System.....................      3,533,000        1.4               79,483              *
TCW Group, Inc...............     14,090,000        5.6              316,985              *
Teachers Insur. Annuity
  Assoc. of America..........      5,000,000        2.0              112,486              *
The Frist Foundation.........        395,000         *                 8,886              *
UBS AG London Branch.........      7,000,000        2.8              157,480              *
University of Rochester......         20,000         *                   450              *
White River Securities LLC...      3,375,000        1.3               75,928              *
Worldwide Transactions,
  LTD........................        136,000         *                 3,060              *
Zurich HFR Master Hedge Fund
  Index, LTD.................        120,000         *                 2,700              *
Any other holder of notes or
  future Transferee, Pledgee,
  Donor or Successor of any
  Holder(3)(4)...............     69,311,000       27.7            1,559,303              *

---------------

 *  Less than 1%

(1) Assumes conversion of all of the holder's notes at a conversion price of $44.45 per share of Texas Instruments common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes -- Conversion of Notes." As a result, the amount of Texas Instruments common stock issuable upon conversion of the notes may decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 1,642,221,962 shares of Texas Instruments common stock outstanding as of August 23, 2000. Assumes the number of shares of Texas Instruments common stock issuable upon conversion of all of that particular holder's notes are outstanding. However, this does not include the conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that the other holders, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own Texas Instruments common stock other than the Texas Instruments common stock issuable upon conversion of the note at the initial conversion rate.

     Texas Instruments and TI Tucson prepared this table based on the information supplied to them by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any change in this information will be set forth in prospectus supplements, if required.

     Because the selling securityholders may offer all or some of their notes or the underlying Texas Instruments common stock from time to time, neither Texas Instruments nor TI Tucson estimate the amount of the notes or underlying Texas Instruments common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Neither Texas Instruments nor TI Tucson will receive any of the proceeds of the sale of the notes and the underlying Texas Instruments common stock offered by this prospectus. The notes and the underlying Texas Instruments common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders;

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Texas Instruments common stock.

     The selling securityholders and any broker-dealers or agents who participate in the distribution of the notes and the underlying Texas Instruments common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying Texas Instruments common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and underlying Texas Instruments common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying Texas Instruments common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and underlying Texas Instruments common stock may be listed or quoted at the time of the sale, including the NYSE in the case of the Texas Instruments common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing of options; or

     - through the distribution by a selling securityholder to its partners, members, or shareholders.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying Texas Instruments common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying Texas Instruments common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying Texas Instruments common stock short and deliver notes and underlying Texas Instruments common stock to close out short positions, or loan or pledge notes and underlying Texas Instruments common stock to broker-dealers that in turn may sell the notes and underlying Texas Instruments common stock.

     To Texas Instruments' and TI Tucson's knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying Texas Instruments common stock by the selling securityholders. In addition, neither Texas Instruments nor TI Tucson can assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying Texas Instruments common stock by other means not described in this prospectus.

     Texas Instruments common stock trades on the NYSE under the symbol "TXN." Neither Texas Instruments nor TI Tucson intend to apply for listing of the notes on any securities exchange or for quotation through NYSE. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying Texas Instruments common stock pursuant to this prospectus. In addition, any notes or underlying Texas Instruments common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The rules under that Act include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying Texas Instruments common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying Texas Instruments common stock to engage in market-making activities with respect to the particular notes and the underlying Texas Instruments common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying Texas Instruments common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying Texas Instruments common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, Texas Instruments, TI Tucson and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     TI Tucson has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying Texas Instruments common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus and certain United States federal income tax consequences of these securities will be passed upon by Weil, Gotshal & Manges LLP.

                                    EXPERTS

     The consolidated financial statements of Texas Instruments for the year ended December 31, 1999, appearing in its proxy statement for the 2000 annual meeting of stockholders and incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1999, and the related financial statement schedule, as amended, included in Form 10-K/A, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference and included therein and incorporated by reference in this prospectus. The consolidated financial statements (and related financial statement schedule) of TI Tucson appearing in its annual report on Form 10-K for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference in this prospectus. These financial statements are incorporated by reference in this prospectus in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The aggregate estimated (other than the registration fee) expenses to be paid by TI Tucson and Texas Instruments in connection with this offering are as follows:

Securities and Exchange Commission Registration Fee.........   $       0(1)
NYSE Additional Share Listing Fee...........................       1,500
Printing Expenses...........................................      15,000
Legal Fees and Expenses.....................................      75,000
Accounting Fees.............................................      18,000
Miscellaneous Expenses......................................       5,000
          TOTAL.............................................     114,500

---------------

(1) Previously paid pursuant to Rule 429 of the Securities Act.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses, including attorneys' fees, is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a committee of such directors designated by majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

     The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators. Article VI, Section 2 of the Texas Instruments' Bylaws and Article Tenth of TI Tucson's Amended and Restated Certificate of Incorporation provide that Texas Instruments and TI Tucson shall indemnify their officers and directors for such expenses, judgments, fines and amounts paid in settlement to the full extent permitted by the laws of the State of Delaware. Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability.

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the General Corporation Law of the State of Delaware, or

     - for any transaction from which the director derived an improper personal benefit.

     Article Seventh of Texas Instruments' Restated Certificate of Incorporation and Article Eleventh of TI Tucson's Amended and Restated Certificate of Incorporation contain such provisions.

     Under insurance policies of Texas Instruments, directors and officers of Texas Instruments may be indemnified against certain losses arising from certain claims, including claims under the Securities Act of 1933, which may be made against such persons by reason of their being such directors or officers.

ITEM 16. EXHIBITS.

        EXHIBIT
           NO                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        2                -- Agreement and Plan of Merger, dated as of June 21, 2000, by and among Texas Instruments, Burr-Brown and Burma
                            Acquisition Corp. (1)
        3(a)             -- Restated Certificate of Incorporation of Texas
                            Instruments. (2)
        3(b)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (2)
        3(c)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (2)
        3(d)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (3)
        3(e)             -- Certificate of Ownership and Merger Merging Texas
                            Instruments Automation Controls, Inc. into Texas
                            Instruments. (2)
        3(f)             -- Certificate of Elimination of Designations of Preferred
                            Stock of Texas Instruments. (2)
        3(g)             -- Certificate of Ownership and Merger Merging Tiburon
                            Systems, Inc. into Texas Instruments. (4)
        3(h)             -- Certificate of Ownership and Merger Merging Tartan, Inc.
                            into Texas Instruments. (4)
        3(i)             -- Certificate of Designation relating to Texas Instruments
                            Participating Cumulative Preferred Stock. (5)
        3(j)             -- Certificate of Elimination of Designation of Preferred
                            Stock of Texas Instruments. (6)
        3(k)             -- Certificate of Ownership and Merger Merging Intersect
                            Technologies, Inc. into Texas Instruments. (7)
        3(1)             -- Certificate of Ownership and Merger Merging Soft
                            Warehouse, Inc. into Texas Instruments. (7)
        3(m)             -- Certificate of Ownership and Merger Merging Silicon
                            Systems, Inc. into Texas Instruments. (7)

        EXHIBIT
           NO                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        3(n)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (10)
        3(o)             -- Bylaws of Texas Instruments. (7)
        3(p)             -- Certificate of Merger Merging Burma Acquisition Corp.
                            into Burr-Brown Corporation.*
        3(q)             -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Burr-Brown Corporation.*
        3(r)             -- Bylaws of Burr-Brown Corporation.*
        4(a)(i)          -- Rights Agreement, dated as of June 18, 1998, between
                            Texas Instruments and Harris Trust and Savings Bank as
                            Rights Agent, which includes as Exhibit B the form of
                            Rights Certificate. (8)
        4(a)(ii)         -- Amendment, dated as of September 18, 1998, to the Rights
                            Agreement. (9)
        4(b)             -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                            Holders of long-term debt of Texas Instruments and its
                            subsidiaries.
        4(c)             -- Indenture. (11)
        4(c)(i)          -- First Supplemental Indenture.*
        4(d)             -- Registration Rights Agreement. (11)
        4(e)             -- Form of Note (included in Exhibit 4(c)). (11)
        5                -- Opinion of Weil, Gotshal & Manges LLP.*
        8                -- Opinion of Weil, Gotshal & Manges LLP as to tax matters.*
       23(a)             -- Consent of Ernst & Young LLP.*
       23(b)             -- Consent of Ernst & Young LLP.*
       23(c)             -- Consent of Weil, Gotshal & Manges LLP (included in
                            exhibits 5 and 8).
       24                -- Powers of Attorney (included on the signature pages to
                            this registration statement).
       25.1              -- Form T-1 Statement of Eligibility of Trustee for
                            Indenture under Trust Indenture Act of 1939. (11)

---------------

  *  Filed herewith.

 (1) Incorporated by reference to the Exhibits filed with TI Tucson's Current Report on Form 8-K dated June 22, 2000.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8 filed December 10, 1997.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1999.

 (8) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (9) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Registration Statement on Form 8-A, dated September 23, 1998.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41030 in Form S-4 dated July 7, 2000.

(11) Incorporated by reference to TI Tucson's Current Report on Form 8-K filed February 25, 2000.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrants each hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act,

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement,

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Each of the undersigned Registrants hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on August 25, 2000.

                                          TEXAS INSTRUMENTS INCORPORATED

                                          By:   /s/ WILLIAM A. AYLESWORTH
                                            ------------------------------------
                                            William A. Aylesworth
                                            Senior Vice President
                                            Treasurer and
                                            Chief Financial Officer

                               POWER OF ATTORNEY

     Know all those by these presents, that each person whose signature appears below constitutes and appoints each of Thomas J. Engibous, William A. Aylesworth, Joseph F. Hubach and M. Samuel Self, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-3 of Texas Instruments Incorporated under the Securities Act of 1933, as amended, including, without limitation of the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Texas Instruments Incorporated, or on behalf of the undersigned as a director or officer of Texas Instruments Incorporated, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                 /s/ JAMES R. ADAMS                                 Director                August 25, 2000
-----------------------------------------------------
                   James R. Adams

                                                                    Director                August 25, 2000
-----------------------------------------------------
                   David L. Boren

                                                                    Director                August 25, 2000
-----------------------------------------------------
                  James B. Busey IV

                 /s/ DANIEL A. CARP                                 Director                August 25, 2000
-----------------------------------------------------
                   Daniel A. Carp

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

               /s/ THOMAS J. ENGIBOUS                  Chairman of the Board; President;    August 25, 2000
-----------------------------------------------------  Chief Executive Officer; Director
                 Thomas J. Engibous

             /s/ GERALD W. FRONTERHOUSE                             Director                August 25, 2000
-----------------------------------------------------
               Gerald W. Fronterhouse

                 /s/ DAVID R. GOODE                                 Director                August 25, 2000
-----------------------------------------------------
                   David R. Goode

                /s/ WAYNE R. SANDERS                                Director                August 25, 2000
-----------------------------------------------------
                  Wayne R. Sanders

                 /s/ RUTH J. SIMMONS                                Director                August 25, 2000
-----------------------------------------------------
                   Ruth J. Simmons

               /s/ CLAYTON K. YEUTTER                               Director                August 25, 2000
-----------------------------------------------------
                 Clayton K. Yeutter

              /s/ WILLIAM A. AYLESWORTH                Senior Vice President; Treasurer;    August 25, 2000
-----------------------------------------------------       Chief Financial Officer
                William A. Aylesworth

                 /s/ M. SAMUEL SELF                    Senior Vice President; Controller;   August 25, 2000
-----------------------------------------------------       Chief Accounting Officer
                   M. Samuel Self

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on August 25, 2000.

                                          TEXAS INSTRUMENTS TUCSON
                                          CORPORATION

                                          By:      /s/ M. SAMUEL SELF
                                            ------------------------------------
                                                       M. Samuel Self
                                                         Treasurer

                               POWER OF ATTORNEY

     Know all those by these presents, that each person whose signature appears below constitutes and appoints each of Danny W. Reynolds, M. Samuel Self and Bart T. Thomas, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-3 of Texas Instruments Tucson Corporation under the Securities Act of 1933, as amended, including, without limitation of the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Texas Instruments Tucson Corporation, or on behalf of the undersigned as a director or officer of Texas Instruments Tucson Corporation, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                /s/ DANNY W. REYNOLDS                   Director; President; Chief    August 25, 2000
-----------------------------------------------------        Executive Officer
                  Danny W. Reynolds

                 /s/ M. SAMUEL SELF                     Director; Treasurer; Chief    August 25, 2000
-----------------------------------------------------   Financial Officer and Chief
                   M. Samuel Self                           Accounting Officer

                 /s/ BART T. THOMAS                         Director; Secretary       August 25, 2000
-----------------------------------------------------
                   Bart T. Thomas

                               INDEX TO EXHIBITS

        EXHIBIT
           NO                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        2                -- Agreement and Plan of Merger, dated as of June 21, 2000, by and among Texas Instruments, Burr-Brown and Burma
                            Acquisition Corp. (1)
        3(a)             -- Restated Certificate of Incorporation of Texas
                            Instruments. (2)
        3(b)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (2)
        3(c)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (2)
        3(d)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (3)
        3(e)             -- Certificate of Ownership and Merger Merging Texas
                            Instruments Automation Controls, Inc. into Texas
                            Instruments. (2)
        3(f)             -- Certificate of Elimination of Designations of Preferred
                            Stock of Texas Instruments. (2)
        3(g)             -- Certificate of Ownership and Merger Merging Tiburon
                            Systems, Inc. into Texas Instruments. (4)
        3(h)             -- Certificate of Ownership and Merger Merging Tartan, Inc.
                            into Texas Instruments. (4)
        3(i)             -- Certificate of Designation relating to Texas Instruments
                            Participating Cumulative Preferred Stock. (5)
        3(j)             -- Certificate of Elimination of Designation of Preferred
                            Stock of Texas Instruments. (6)
        3(k)             -- Certificate of Ownership and Merger Merging Intersect
                            Technologies, Inc. into Texas Instruments. (7)
        3(1)             -- Certificate of Ownership and Merger Merging Soft
                            Warehouse, Inc. into Texas Instruments. (7)
        3(m)             -- Certificate of Ownership and Merger Merging Silicon
                            Systems, Inc. into Texas Instruments. (7)
        3(n)             -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments. (10)
        3(o)             -- Bylaws of Texas Instruments. (7)
        3(p)             -- Certificate of Merger Merging Burma Acquisition Corp.
                            into Burr-Brown Corporation.*
        3(q)             -- Certificate of Amendment to Amended and Restated
                            Certificate of Incorporation of Burr-Brown Corporation.*
        3(r)             -- Bylaws of Burr-Brown Corporation.*
        4(a)(i)          -- Rights Agreement, dated as of June 18, 1998, between
                            Texas Instruments and Harris Trust and Savings Bank as
                            Rights Agent, which includes as Exhibit B the form of
                            Rights Certificate. (8)
        4(a)(ii)         -- Amendment, dated as of September 18, 1998, to the Rights
                            Agreement. (9)
        4(b)             -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                            Holders of long-term debt of Texas Instruments and its
                            subsidiaries.
        4(c)             -- Indenture. (11)

        EXHIBIT
           NO                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        4(c)(i)          -- First Supplemental Indenture.*
        4(d)             -- Registration Rights Agreement. (11)
        4(e)             -- Form of Note (included in Exhibit 4(c)). (11)
        5                -- Opinion of Weil, Gotshal & Manges LLP.*
        8                -- Opinion of Weil, Gotshal & Manges LLP as to tax matters.*
       23(a)             -- Consent of Ernst & Young LLP.*
       23(b)             -- Consent of Ernst & Young LLP.*
       23(c)             -- Consent of Weil, Gotshal & Manges LLP (included in
                            exhibits 5 and 8).
       24                -- Powers of Attorney (included on the signature pages to
                            this registration statement).
       25.1              -- Form T-1 Statement of Eligibility of Trustee for
                            Indenture under Trust Indenture Act of 1939. (11)

---------------

  *  Filed herewith.

 (1) Incorporated by reference to the Exhibits filed with TI Tucson's Current Report on Form 8-K dated June 22, 2000.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8 filed December 10, 1997.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1999.

 (8) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (9) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Registration Statement on Form 8-A, dated September 23, 1998.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41030 in Form S-4 dated July 7, 2000.

(11) Incorporated by reference to TI Tucson's Current Report on Form 8-K filed February 25, 2000.